EXHIBIT 11.     STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(Unaudited)
Eli Lilly and Company and Subsidiaries

	Three Months Ended
	March 31,
	2008	2007
BASIC
Net income	$1,064.3	$508.7

Average number of common shares outstanding	1,091.5	1,088.4
Contingently issuable shares	2.4	1.3

Adjusted average shares	1,093.9	1,089.7

Basic earnings per share	$.97	$.47

DILUTED

Net income	$1,064.3	$508.7

Average number of common shares outstanding	1,091.5	1,088.4

Incremental shares – stock options and contingently issuable shares	2.6	1.5

Adjusted average shares	1,094.1	1,089.9

Diluted earnings per share	$.97	$.47

Dollars and shares in millions except per-share data.